Filed Pursuant to Rule 424(b)(5)
Registration No. 333-200441

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated March 9, 2016 and Prospectus dated January 16, 2015)

Buckeye Partners, L.P.

3,841,932 LP Units

Representing Limited Partner Interests

We are offering 3,841,932 limited partnership units (“LP units”) representing limited partner interests in Buckeye Partners, L.P. directly to a purchaser in a privately negotiated transaction at a price of $54.66 per LP unit. We expect to receive net proceeds of approximately $210 million, after deducting offering expenses, from the sale of the LP units.

Our LP units trade on the New York Stock Exchange (“NYSE”) under the symbol “BPL.” On September 19, 2017, the last reported sale price of our LP units on the NYSE was $56.33 per LP unit.

You should read this prospectus supplement together with the related prospectus dated January 16, 2015 (the “Base Prospectus”) and the related prospectus supplement to the Base Prospectus dated March 9, 2016 (the “Related Prospectus Supplement”).

Investing in our LP units involves risks. Please read “Risk Factors” beginning on page S-3 of the Related Prospectus Supplement, page 3 of the Base Prospectus, and the other risks identified in the documents incorporated by reference herein and therein for information regarding risks you should consider before investing in our LP units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated September 19, 2017

Explanatory Note

This prospectus supplement supplements the Base Prospectus and the Related Prospectus Supplement which relate to the offering for resale from time to time, in one or more offerings, of LP units having an aggregate offering price of up to $500,000,000. This prospectus supplement updates certain information appearing under the captions “Use of Proceeds” and “Plan of Distribution” in the Base Prospectus and Related Prospectus Supplement only with respect to the sale of certain LP units described herein.

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USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $210 million. We intend to use the net proceeds to repay borrowings under our revolving credit facility.

Affiliates of certain of the sales agents listed in the Related Prospectus Supplement are lenders under our revolving credit facility and, as a result, such affiliates may receive proceeds from this offering.

As of September 20, 2017, approximately $951 million of indebtedness was outstanding under our revolving credit facility. We used these funds for working capital purposes and to finance internal growth activities, acquisitions, including in part to fund the previously announced merger of VTTI Energy Partners LP with and into a direct wholly owned subsidiary of VTTI B.V., and 2017 capital expenditures. Indebtedness under our revolving credit facility bears interest under one of two rate options, selected by us, equal to either (i) the highest of (a) the federal funds rate plus 0.5%, (b) SunTrust Bank’s prime rate, or (c) an adjusted London Interbank Offered Rate determined on a daily basis for an interest period of one month, in each case plus an applicable margin, or (ii) an adjusted London Interbank Offered Rate plus 1%. The applicable margin is determined based on ratings assigned by Standard & Poor’s Rating Services and Moody’s Investor Service for our senior unsecured non-credit enhanced long-term debt. As of September 20, 2017 the interest rate under our revolving credit facility was a weighted average of 2.69%. Our revolving credit facility has a maturity date of September 30, 2021.

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PLAN OF DISTRIBUTION

We are selling the LP units offered pursuant to this prospectus supplement in a privately negotiated transaction.

The purchaser has agreed to purchase, and we have agreed to sell to the purchaser, an aggregate of 3,841,932 LP units at a price of $54.66 per unit. After deducting our estimated offering expenses, we expect the net proceeds from this offering to be approximately $210 million.

We expect that delivery of the LP units will be made against payment therefor on or about September 21, 2017.

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